Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


"The following is an excerpt from an article published on September 13, 2005.


            WHIRLPOOL OFFICIALLY NOTIFIES REGULATORS OF MAYTAG INTENT

GRAND RAPIDS, Mich. (AP)--Whirlpool Corp. (WHR) has officially notified the Federal Trade Commission and the U.S. Department of Justice of its intent to purchase rival appliance maker Maytag Corp. (MYG) in a cash-and-stock deal valued at more than $1.7 billion.

Whirlpool sent notification letters last week to both agencies because it is unclear at this point whether it will be the FTC or the Justice Department that will investigate possible antitrust concerns, Whirlpool spokesman Steve Duthie said Tuesday.

"Neither Justice nor the FTC has considered or ruled on a merger in the U.S. appliance industry for a long time - 15 to 20 years, I think," Duthie said.

Once the regulators figure out which has jurisdiction, Benton Harbor-based Whirlpool will provide the investigating agency with more details about its planned acquisition of Maytag, he said.

Probably by the end of this month, Whirlpool will notify the Securities and Exchange Commission that it plans to issue new shares of stock to be given to Maytag shareholders as part of the proposed transaction."